PORTLAND GENERAL HOLDINGS, INC.
                    RETIREMENT SAVINGS PLAN

                    FINANCIAL STATEMENTS AND SCHEDULES
                    AS OF DECEMBER 31, 1998 AND 1997
                    TOGETHER WITH AUDITORS' REPORT

                      PORTLAND GENERAL HOLDINGS, INC.

                          RETIREMENT SAVINGS PLAN


                INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                        DECEMBER 31, 1998 AND 1997




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits - December 31, 1998 and
 1997

 Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES:

 Schedule I: Item 27a - Schedule of Assets Held for Investment Purposes -
             December 31, 1998

 Schedule II: Item 27d - Schedule of Reportable Transactions for the Year
             Ended December 31, 1998

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Portland General Holdings, Inc. Retirement
Savings Plan Benefits Administration Committee:

WE HAVE AUDITED THE ACCOMPANYING STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS OF THE PORTLAND GENERAL HOLDINGS, INC. RETIREMENT SAVINGS PLAN (THE PLAN) AS OF DECEMBER 31, 1998 AND 1997, AND THE RELATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1998. THESE FINANCIAL STATEMENTS AND THE SCHEDULES REFERRED TO BELOW ARE THE RESPONSIBILITY OF THE PLAN'S ADMINISTRATION. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS AND SCHEDULES BASED ON OUR AUDITS.

WE CONDUCTED OUR AUDITS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE NET ASSETS AVAILABLE FOR BENEFITS OF THE PLAN AS OF DECEMBER 31, 1998 AND 1997, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1998, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

OUR AUDITS WERE PERFORMED FOR THE PURPOSE OF FORMING AN OPINION ON THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE SUPPLEMENTAL SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES AND REPORTABLE TRANSACTIONS ARE PRESENTED FOR THE PURPOSE OF ADDITIONAL ANALYSIS AND ARE NOT A REQUIRED PART OF THE BASIC FINANCIAL STATEMENTS BUT ARE SUPPLEMENTARY INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. THE SUPPLEMENTAL SCHEDULES HAVE BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDITS OF THE BASIC FINANCIAL STATEMENTS AND, IN OUR OPINION, ARE FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE.


                                  ARTHUR ANDERSEN LLP


Portland, Oregon,
June 16, 1999

                      PORTLAND GENERAL HOLDINGS, INC.

                          RETIREMENT SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                     AS OF DECEMBER 31, 1998 AND 1997



                                                     1998          1997
ASSETS:
  Investments, at fair value-
    Interest in PGH Investment Trust-Master
Trust                                          $344,427,928  $311,204,568
      (Note 9)
    Enron common stock                          120,113,253    86,228,592
    Short-term investments                        2,944,901     1,635,768
    Loans to participants                         4,788,503     4,488,342
          Total investments                     472,274,585   403,557,270
  Receivables-
    Employee contributions                          268,000       426,000
    Employer contributions                           82,000       178,000
    Accrued interest                                  8,621         6,086
          Total receivables                         358,621       610,086
NET ASSETS AVAILABLE FOR BENEFITS              $472,633,206  $404,167,356

     The accompanying notes are an integral part of these statements.

                      PORTLAND GENERAL HOLDINGS, INC.

                          RETIREMENT SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEAR ENDED DECEMBER 31, 1998



ADDITIONS TO PLAN ASSETS:
  Investments income-
    Interest                                              $    384,214
    Dividends                                                2,008,930
    Income from PGH Investment Trust-Master Trust, net      34,433,894
    Net appreciation in fair value of Enron Common Stock    32,295,109
          Total investment income                           69,122,147
  Contributions-
    Employee                                                14,364,214
    Employer                                                 4,702,291
          Total contributions                               19,066,505
          Total additions                                   88,188,652
DEDUCTIONS FROM PLAN ASSETS:
  Payments for-
    Investment fees                                             41,090
    Benefits to participants                                19,681,712
          Total deductions                                  19,722,802
NET INCREASE                                                68,465,850
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year       404,167,356
NET ASSETS AVAILABLE FOR BENEFITS, end of year            $472,633,206

      The accompanying notes are an integral part of this statement.

                      PORTLAND GENERAL HOLDINGS, INC.

                          RETIREMENT SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                        DECEMBER 31, 1998 AND 1997



1.  GENERAL DESCRIPTION OF THE PLAN:

The following brief description of the Portland General Holdings, Inc. (PGH or the Company) Retirement Savings Plan (the Plan) provides general information only. Readers should refer to the Plan Prospectus and Employee Handbook for a more complete description of the Plan's provisions.

GENERAL

The Plan first became effective October 1, 1982. On July 1, 1997, Portland General Corporation (PGC) merged into Enron Oregon Corp. (Enron). In conjunction with the merger, PGC, the Plan sponsor, was dissolved. Portland General Holdings, Inc. (PGH) accepted sponsorship. The Plan subsequently became known as the Portland General Holdings, Inc. Retirement Savings Plan. The Plan was restated effective June 25, 1997. Upon completion of the merger, PGC shares were converted to .9825 shares of Enron and employer matching contributions were made in Enron stock subsequent to the merger.

The  Plan  is  a  defined  contribution  plan  covering  substantially  all employees of PGH, Portland General Electric Company (PGE) and other affiliates who have completed one year of service as defined by the Plan. It is administered by the PGH Retirement Savings Plan Benefits Administration Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

TRUSTEES

The trustee for the Stable Assets Fund, Bond Fund, Balanced Fund, Core Equity Fund, Aggressive Equity Fund, International Equity Fund, Loan Fund, and Model Portfolios A-E is the Northern Trust Company (Primary Trustee). The trustee for the Enron Common Stock Fund and the PGH nonleveraged Employee Stock Ownership Plan (ESOP) was Wells Fargo (Secondary Trustee) for the Plan year ending December 31, 1998. On January 2, 1999, Wells Fargo was removed as a trustee and Northern Trust was appointed successor trustee for the Stock Fund and ESOP.

CONTRIBUTIONS

The Plan allows participating employees to contribute up to a total of 15% of their annual base pay (before-tax and after-tax combined). The Tax Reform Act of 1986 limits employee before-tax contributions to $10,000 and $9,500 for 1998 and 1997, respectively. These amounts may be adjusted annually based upon changes in the consumer price index.

The  employer  matching  contribution  is  50%  of  the   first   6%  of  a
nonbargaining participant's eligible earnings, as defined by the Plan. Employer contributions for bargaining unit participants are made according to negotiated contracts. The matching contribution is made entirely in whole or fractional shares of Enron Common Stock through the PGH nonleveraged ESOP. All shares of common stock were allocated to participants and transferred out of the PGE leveraged ESOP during 1997 to the nonleveraged PGH ESOP. ESOP allocations shall be valued at a price defined by the
Plan document.   The  PGH nonleveraged ESOP purchased shares on the open
market  totaling $4,798,291 in 1998.

INVESTMENT OPTIONS

Participants are offered the option of investing in seven investment funds and five premixed portfolios held by the PGH Investment Trust-Master Trust (Master Trust). The premixed portfolios are comprised of various combinations of the seven investment funds and are designed to meet various investing needs. If a participant elects to invest in Model Portfolios A-E described below, all their current funds (except employer matching contributions) and future payroll deferrals must be invested in that single portfolio. Employer matching contributions become participant directed upon the participant reaching age 50 and having completed at least five years of participation in the Plan. At that time, the participant may elect once each year to transfer from his ESOP account an amount that does not exceed the value of 25% of the shares of Enron stock credited to his ESOP account to investment options other than employer stock.

The following is a description of the various fund options:

   a. The Stable Assets Fund invests primarily in investment contracts whose rate of interest is fixed by insurance companies. As of both December 31, 1998 and 1997, there were six participating insurance companies, with guaranteed investment contracts. In 1998 and 1997, the Stable Assets fund invested in synthetic investment contracts (Note 8). The Stable Assets Fund may invest in other stable assets outside the insurance industry in order to diversify its holdings.

   b. The Bond Fund invests in a diversified mix of fixed income investments. The fund's assets consist primarily of Treasury bonds, Corporate bonds, U.S. Government Agency securities, pass-through securities, and high-yield debt securities.

   c. The Balanced Fund portfolio is a combination of two funds. The Balanced Fund targets a 60% allocation to a Common Stock Fund with the remainder allocated to a Fixed Income Securities Fund (a bond fund).

   d. The Core Equity Fund consists primarily of a diversified portfolio of large capitalization common stocks domiciled in the United States.

   e. The Aggressive Equity Fund consists primarily of a diversified portfolio of intermediate to smaller capitalization common stocks domiciled in the United States. In addition, this fund may also invest in stocks of distressed companies where a turnaround is likely.

   f. The International  Equity  Fund  is a diversified portfolio issued by
     companies  with headquarters outside  of  the  United  States.   Asset
     allocation emphasizes Europe, Australia, and the Far East.

   g. Model Portfolios

     Portfolio  A   is   an   ultra-conservative   fund  with  the  highest
     concentration in the Stable Assets and Bond Funds.

     Portfolio B is a conservative fund with the highest concentration in the Stable Assets, Bond, and Core Equity Funds.

     Portfolio C is a moderate fund with a higher concentration of equities while still maintaining a high concentration of the Stable Assets and Bond Funds.

     Portfolio D is an aggressive fund with a still higher concentration in the Core Equity, Aggressive Equity, and International Equity Funds.

     Portfolio E is an ultra-aggressive fund investing only in the Core Equity, Aggressive Equity, and International Equity Funds.

   h. Enron Common Stock Fund and ESOP

     The Enron Common Stock Fund invests in Enron Common Stock. Based upon participant contributions, dividend reinvestments, transfers, and withdrawals, the Secondary Trustee may buy or sell shares on the open market.

     The PGH Nonleveraged  ESOP  invests  in  Enron Common Stock based upon
     employer  matching  contributions  for  PGH  and   affiliated  company
     employee participants.

LOAN FUND

This fund records the issuance and repayment of loan principal and related interest over the life of loans issued to participants. The loan program allows active employees participating in the Plan to borrow up to one-half the value of their account, but not more than $50,000, over a maximum term of 60 months. Participants pay interest to their account based upon the share secured interest rate of the Electra Credit Union. The interest rate ranges on outstanding loans at December 31, 1998 was 5.75% to 6.00% and had maturity dates ranging from January 1999 to December 2003.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocation of (a) the Company's matching contribution (ESOP only) and
(b) net Plan earnings. Allocations are based upon participant earnings (eligible compensation) or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their accounts.

PAYMENT OF BENEFITS

The full value of the account is payable upon termination of employment, retirement, disability, or death. Retirees and former employees may choose to leave all or part of the full value of the account in the Plan up to age 70-1/2. After age 70-1/2, the Internal Revenue Service (IRS) required minimum distribution criteria must be met. No additional contributions may be made after retirement, termination, or death. For the year ended December 31, 1998, participant disbursements are transferred from the employees' investment elections to the Stable Assets Fund for distribution. Participant distributions of Enron common stock are disbursed directly from the ESOPs and Enron Common Stock Fund.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions effect the amounts reported in the accompanying financial statements and the notes thereto. Actual results could differ from those estimates.

INVESTMENT VALUATION

Investments are recorded at quoted market prices or at estimated fair value. Many factors are considered in arriving at fair value. In general, however, corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices. Investment contracts with insurance companies are stated at contract value (Note 7). Participant loans are stated at cost, which approximates fair value.

INCOME RECOGNITION

The difference in fair value from one period to the next is recognized and included in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for plan benefits. The net appreciation (depreciation) in fair value of investments also includes realized gains and losses.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

The Company pays administrative fees of the Plan, including trustee, recordkeeper and audit fees. The Master Trust pays investment management fees, brokerage fees, commissions and other costs associated with the administration of the Master Trust. Participants pay recordkeeper fees associated with their loans.

3.  TAX STATUS:

The IRS has determined and informed the Company by a letter dated May 23, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since that date. In the opinion of the Plan's administrator, the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

4.  RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares in funds managed by Northern Trust Company and Wells Fargo. Northern Trust Company and Wells Fargo are the trustees as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Plan holds common stock of Enron as an investment, these investments and investment transactions also qualify as party-in-interest transactions.

5.  RETIREMENT SAVINGS PLAN FINANCIAL STATEMENTS BY INVESTMENT OPTION:

Following are PGH Retirement Savings Plan financial statements with investment fund option information as of December 31, 1998 and 1997, and for the year ended December 31, 1998.

   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1998

                                PARTICIPANT DIRECTED


                      LOAN            STABLE         BOND      BALANCED        CORE       AGGRESSIVE    INTERNATIONAL
                      FUND          ASSETS FUND      FUND        FUND       EQUITY FUND   EQUITY FUND   EQUITY FUND
ASSETS:
 Investment, at
 fair value-
  Interest in
  PGH Investment
  Trust-Master
  Trust               $        -   $73,333,527   $5,818,736   $14,228,867   $97,257,671   $15,626,229   $5,582,143
 Enron common stock            -             -            -             -             -             -            -
 Short-term
 investments                   -       460,185       85,497        85,578       330,524       104,255       40,314
 Loans to
 participants          4,788,503             -            -             -             -             -            -
                          ------       -------       ------        ------       -------        ------       ------
Total
investments            4,788,503    73,793,712    5,904,233    14,314,445    97,588,195    15,730,484    5,622,457

Receivables-
 Employee
 contributions                 -        28,000        4,000        13,000        67,000        18,000        7,000
 Employer
 contributions                 -             -            -             -             -             -            -
 Accrued interest              -         1,755          129           223           857           281          142

                          ------       -------       ------        ------       -------        ------       ------
Total receivables              -        29,755        4,129        13,223        67,857        18,281        7,142
                          ------       -------       ------        ------       -------        ------       ------

NET ASSETS
AVAILABLE FOR
BENEFITS              $4,788,503   $73,823,467   $5,908,362   $14,327,668   $97,656,052   $15,748,765    $5,629,599
                       =========    ==========    =========  ==========      ==========    ==========     =========

   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1997

                                   Participant Directed

                         LOAN         STABLE         BOND       BALANCED        CORE        AGGRESSIVE    INTERNATIONAL
                         FUND       ASSETS FUND      FUND         FUND       EQUITY FUND    EQUITY FUND   EQUITY FUND

ASSETS:
 Investment, at
 fair value-
  Interest in PGH
  Investment Trust-
  Master Trust         $        -   $70,243,695   $2,789,070   $8,963,389   $73,314,440   $20,290,164    $5,174,031
  Enron common
   stock                        -             -            -            -             -             -             -
  Short-term
  investments                   -        97,964       22,847       34,418       133,574       106,155       53,798
 Loans to
 participants           4,488,342             -            -            -             -             -            -
                           ------       -------       ------       ------       -------        ------       ------

  Total
  investments           4,488,342    70,341,659    2,811,917    8,997,807    73,448,014    20,396,319     5,227,829
Receivables-
 Employee
  contributions                 -        55,000        2,000       13,000        80,000        31,000         9,000
 Employer
  contributions                 -             -            -            -             -             -             -
 Accrued interest               -           794          103          190           727           479           219
                           ------        ------       ------       ------        ------        ------        ------
 Total
 receivables                    -        55,794        2,103       13,190        80,727        31,479         9,219
                           ------        ------       ------       ------        ------        ------        ------

NET ASSETS AVAILABLE
FOR BENEFITS           $4,488,342   $70,397,453   $2,814,020   $9,010,997   $73,528,741   $20,427,798    $5,237,048
                        =========    ==========    =========    =========    ==========    ==========     =========

5.  RETIREMENT SAVINGS PLAN FINANCIAL STATEMENTS BY INVESTMENT OPTION
    (CONTINUED):

Following are PGH Retirement Savings Plan financial statements with investment fund option information as of December 31, 1998 and 1997, and for the year ended December 31, 1998.

   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1998

                           Participant Directed

                              Model Portfolios

                              A            B             C             D            E
ASSETS:
 Investment, at fair value-
  Interest in
  PGH Investment Trust-
  Master Trust                $4,944,791   $8,403,076    $37,062,811   $55,723,256  $26,446,821
 Enron common stock                    -            -              -             -            -
 Short-term
  investments                     31,320       45,725        155,589       304,852      190,284
 Loans to
  participants                         -            -              -             -            -
                                  ------       ------         ------        ------      -------
  Total
   investments                 4,976,111    8,448,801      37,218,400   56,028,108   26,637,105

Receivables-
 Employee
  contributions                    3,000        7,000          32,000       55,000       28,000

 Employer
  contributions                        -            -               -            -            -
 Accrued interest                    118          154             430          793          514
                                  ------       ------          ------       ------      -------
 Total receivables                 3,118        7,154          32,430       55,793       28,514
                                  ------       ------          ------       ------      -------
NET ASSETS
AVAILABLE FOR BENEFITS        $4,979,229    $8,455,955     $37,250,830 $56,083,901  $26,665,619
                               =========     =========      ==========  ==========   ==========


   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1997

                                     Participant Directed

                                       Model Portfolios

                              A            B             C             D            E
ASSETS:
 Investment, at fair value-
  Interest in PGH
  Investment Trust-
  Master Trust                $2,029,058   $7,249,056    $35,125,204   $56,377,746  $29,648,715
 Enron common stock                    -            -              -             -            -
 Short-term
 investments                      20,239       40,518         94,594       261,033      177,599
 Loans to
  participants                         -            -              -             -            -
                                  ------       ------         ------        ------       ------
  Total investments            2,049,297    7,289,574     35,219,798    56,638,779   29,826,314
 Receivables-
  Employee
   contributions                   2,000        9,000         49,000       105,000       64,000
  Employer
   contributions                       -            -              -             -            -
  Accrued interest                   106          173            498         1,171          636
                                  ------       ------         ------        ------      -------
  Total receivables                2,106        9,173         49,498       106,171       64,636
                                  ------       ------         ------        ------      -------
NET ASSETS
AVAILABLE FOR BENEFITS        $2,051,403   $7,298,747     $35,269,296  $56,744,950  $29,890,950
                               =========    =========      ==========   ==========   ==========

5.  RETIREMENT SAVINGS PLAN FINANCIAL STATEMENTS BY INVESTMENT OPTION
    (CONTINUED):

Following are PGH Retirement Savings Plan financial statements with investment fund option information as of December 31, 1998 and 1997, and for the year ended December 31, 1998.

   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1998


                      Participant Directed         Nonparticipant
                                                     Directed

                      Enron
                      Common
                      STOCK FUND    PGH ESOP         PGH ESOP          TOTAL
ASSETS:
 Investment,
  at fair value-
  Interest in PGH
  Investment Trust-
  Master Trust       $        -     $        -    $          -      $344,427,928
   Enron common
    stock             8,547,164      9,558,000     102,008,089       120,113,253
   Short-term
    investments         620,941              -         489,837         2,944,901
   Loans to
    participants              -              -               -         4,788,503

                   ------------   ------------  --------------  ----------------
 Total
  investments         9,168,105      9,558,000     102,497,926       472,274,585

 Receivables-
  Employee
   contributions          6,000              -               -           268,000
  Employer
   contributions              -              -          82,000            82,000
 Accrued interest         2,478              -             747             8,621
                   ------------   ------------  --------------   ---------------
 Total receivables        8,478              -          82,747           358,621
                   ------------   ------------  --------------   ---------------

NET ASSETS
AVAILABLE FOR
BENEFITS             $9,176,583     $9,558,000    $102,580,673      $472,633,206
                      =========      =========     ===========       ===========


   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1997

                      Participant Directed        Nonparticipant
                                                     Directed

                      Enron
                      Common
                      STOCK FUND    PGH ESOP         PGH ESOP          TOTAL
ASSETS:
 Investment, at fair value-
  Interest in PGH
  Investment Trust-
  Master Trust       $        -     $        -    $          -      $311,204,568
 Enron common
  stock               6,546,048      5,971,000      73,711,544        86,228,592
 Short-term
 investments            137,566              -         455,463         1,635,768
 Loans to
  participants                -              -               -         4,488,342
                   ------------   ------------    ------------   ---------------
 Total
  investments         6,683,614      5,971,000      74,167,007       403,557,270

 Receivables-
  Employee
   contributions          7,000              -               -           426,000
  Employer
   contributions              -              -         178,000           178,000
  Accrued
   interest                 380              -             610             6,086

                   ------------   ------------   -------------    --------------
  Total receivables       7,380              -         178,610           610,086
                   ------------   ------------   -------------   ---------------
NET ASSETS
AVAILABLE FOR
BENEFITS             $6,690,994     $5,971,000     $74,345,617      $404,167,356
                      =========      =========      ==========       ===========

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
                                INFORMATION

                   FOR THE YEAR ENDED DECEMBER 31, 1998

                           Participant Directed


                            LOAN        STABLE        BOND      BALANCED     CORE EQUITY     AGGRESSIVE    INTERNATIONAL
                            FUND      ASSETS FUND     FUND        FUND          FUND         EQUITY FUND    EQUITY FUND
ADDITIONS TO
PLAN ASSETS:
 Investment income-
  Interest                 $266,213     $39,240      $1,605      $ 3,249      $11,438          $6,146        $2,011
  Dividends                       -           -           -            -            -               -             -
  Net appreciation
   in fair value of
   investments                    -           -           -            -            -               -             -
 Net appreciation
  (depreciation)in fair
  value of PGH Investment
  Trust-Master
  Trust,                          -   4,383,896     324,927    2,083,017   17,063,354      (2,156,518)      379,795

                             ------     -------      ------      -------       ------          ------       -------
  Total investment
   income                   266,213   4,423,136     326,532    2,086,266   17,074,792     (2,150,372)      381,806

Contributions-
  Employee                        -   3,129,122     135,426      502,475    2,758,473        911,626       251,631
  Employer                        -           -           -            -            -              -             -
                             ------     -------      ------      -------       ------         ------       -------
  Total
   contributions                  -   3,129,122     135,426      502,475    2,758,473        911,626       251,631

                             ------     -------      ------      -------       ------         ------       -------
  Total
   additions                266,213   7,552,258     461,958    2,588,741   19,833,265     (1,238,746)      633,437

DEDUCTIONS FROM
PLAN ASSETS:
 Payments for-
  Investment fees                 -           -           -            -            -        (41,090)            -
 Benefits to
  participants               33,948  (4,749,545)    (39,311)    (571,708)  (4,237,941)    (1,109,647)     (256,079)

                             ------     -------      ------      -------       ------         ------       -------
 Total
  deductions                 33,948  (4,749,545)    (39,311)    (571,708)  (4,237,941)    (1,150,737)     (256,079)

                             ------     -------      ------      -------       ------         ------       -------

NET INCREASE
 (DECREASE)                 300,161    2,802,713    422,647    2,017,033   15,595,324    (2,389,483)      377,358

INTERFUND
TRANSFERS, net                    -      623,301  2,671,695    3,299,638    8,531,987    (2,289,550)       15,193


NET ASSETS
AVAILABLE FOR BENEFITS,
 beginning of
 year                     4,488,342   70,397,453  2,814,020    9,010,997   73,528,741     20,427,798     5,237,048
                             ------      -------     ------      -------       ------         ------       -------

NET ASSETS
AVAILABLE FOR BENEFITS,
end of year              $4,788,503  $73,823,467 $5,908,362  $14,327,668  $97,656,052    $15,748,765    $5,629,599
                          =========   ==========  =========   ==========   ==========     ==========    ==========

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
                                INFORMATION
                                (CONTINUED)

                   FOR THE YEAR ENDED DECEMBER 31, 1998


                                 Participant Directed
                                   Model Portfolios

                            A           B               C             D            E
ADDITIONS TO PLAN
ASSETS:
 Investment income-
  Interest             $   6,714      $    1,983   $     5,723   $    11,865   $      7,613
   Dividends                   -               -             -             -              -
   Net appreciation in
    fair value of
    investments                -               -             -             -              -
   Net appreciation
    (depreciation)in
    fair value of PGH
    Investment Trust-
    Master Trust,        280,859         748,159     3,463,357     5,165,661      2,697,387
                         -------         -------        ------        ------        -------

    Total investment
    income               287,573         750,142     3,469,080     5,177,526      2,705,000

  Contributions-
   Employee               86,846         279,902     1,334,767     2,947,452      1,776,672
   Employer                    -               -             -             -              -
                         -------         -------        ------        ------        -------

  Total
   contributions          86,846         279,902     1,334,767     2,947,452      1,776,672

                         -------         -------       -------        ------        -------

  Total
   additions             374,419       1,030,044     4,803,847     8,124,978      4,481,672

DEDUCTIONS FROM
PLAN ASSETS:
 Payments for-Investment
  fees                          -              -             -             -              -
 Benefits to
  participants           (337,623)      (691,287)   (1,684,968)   (2,192,818)      (710,640)
                          -------        -------        ------        ------        -------

 Total
  deductions             (337,623)      (691,287)   (1,684,968)   (2,192,818)      (710,640)
                          -------        -------        ------        ------        -------

NET INCREASE
 (DECREASE)                36,796        338,757     3,118,879     5,932,160      3,771,032

INTERFUND
 TRANSFERS, net         2,891,030        818,451    (1,137,345)   (6,593,209)    (6,996,363)

NET ASSETS AVAILABLE
 FOR BENEFITS,
 beginning of year      2,051,403      7,298,747    35,269,296    56,744,950     29,890,950
                          -------        -------        ------        ------        -------
NET ASSETS AVAILABLE
 FOR BENEFITS,
 end of year           $4,979,229     $8,455,955   $37,250,830   $56,083,901    $26,665,619
                        =========      =========    ==========    ==========    ===========

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
                                INFORMATION
                                (CONTINUED)

                   FOR THE YEAR ENDED DECEMBER 31, 1998


                                  Participant             Nonparticipant
                                   Directed                  Directed
                           Enron Common
                           STOCK FUND          PGH ESOP        PGH ESOP           TOTAL

ADDITIONS TO PLAN ASSETS:
 Investment income-
  Interest                 $   11,637         $        -    $      8,777        $    384,214
  Dividends                   145,829                  -       1,863,101           2,008,930
  Net appreciation in
  fair value of
   investments              2,349,569                  -      29,945,540          32,295,109
 Net appreciation
  (depreciation)
  in fair value of
  PGH Investment
  Trust-Master
  Trust,                            -                  -               -          34,433,894
                           ----------        -----------     -----------          ----------
 Total investment
  income                    2,507,035                  -      31,817,418          69,122,147

 Contributions-
  Employee                    249,822                  -               -          14,364,214
  Employer                          -                  -       4,702,291           4,702,291
                           ----------         ----------      ----------          ----------
  Total
   contributions              249,822                  -       4,702,291          19,066,505
                           ----------         ----------      ----------          ----------

  Total
   additions                2,756,857                  -      36,519,709          88,188,652

DEDUCTIONS FROM PLAN ASSETS:
 Payments for-
  Investment fees                   -                  -               -             (41,090)

 Benefits to
  participants               (317,448)                 -      (2,816,645)        (19,681,712)
                           ----------         ----------      ----------          ----------

 Total
  deductions                 (317,448)                 -      (2,816,645)        (19,722,802)

                           ----------         ----------      ----------          ----------

NET INCREASE
 (DECREASE)                 2,439,409                  -      33,703,064          68,465,850

INTERFUND
 TRANSFERS, net                46,180          3,587,000      (5,468,008)                  -


NET ASSETS
AVAILABLE FOR BENEFITS,
 beginning of
 year                       6,690,994          5,971,000      74,345,617         404,167,356
                           ----------         ----------      ----------          ----------

NET ASSETS
AVAILABLE FOR BENEFITS,
 end of year               $9,176,583         $9,558,000    $102,580,673        $472,633,206
                            =========          =========     ===========         ===========

6.  BANK-ADMINISTERED INVESTMENTS:

The Plan's investments are held by bank-administered trust funds. The following table presents the fair values of investments as determined by quoted market prices. The investment contracts with insurance companies included in the Stable Assets Fund and Model Portfolios A-E are presented in further detail in Note 7. Investments that represent 5% or more of the total Plan assets are separately identified.

                              December 31, 1998              December 31, 1997
                           -------------------------     -------------------------
                             Number of                   Number of
                             Shares or                   Shares or
 INVESTMENTS AT FAIR          UNITS       FAIR VALUE       UNITS        FAIR VALUE
       VALUE
Enron common stock           2,104,942    $120,113,253    2,074,648    $ 86,228,592
Master Trust                 19,599,472    344,427,928    19,699,108    311,204,568
Other                                        7,733,404                    6,124,110
                                           -----------                  -----------
Total investments at fair
 value                                    $472,274,585                 $403,557,270
                                           ===========                  ===========


7.  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES:

The Stable Assets Fund of the Master Trust invests in a diversified portfolio of guaranteed investment contracts (GICs) issued by major U.S. and Canadian life insurance companies.

The estimated fair value of all GICs at December 31, 1998 and 1997 was approximately $38,273,456 and $39,285,455, respectively. Even though the total fair value of GICs varies from contract value, participants will only realize the contract value since these GICs are not negotiable on an open market.

The total fair value of the GICs was estimated using various discount rates based upon an average maturity.

In December 1995, the Confederation Life contracts with face value totaling $2,085,000 were assigned to a third party for $1,423,000. The proceeds plus approximately $2 million in cash were used to purchase a three year, separate account GIC with Pacific Mutual. The loss on the Confederation Life assignment of $662,000 was deferred and realized over the three year contract period of the Pacific Mutual contract, resulting in a net fixed interest rate of .78%.

Following are the contract values of these contracts at December 31, 1998 and 1997:

                                                      1998           1997
ALLSTATE LIFE GA-5926 5.66% MATURES 12/31/01        $ 8,189,791    $ 7,751,082
BUSINESSMEN'S COMPANY 1131 5.81% MATURES 3/22/99      1,001,703      4,006,194
COMMONWEALTH LIFE ADA-00757FR 6.32% MATURES
12/22/00                                              6,198,758      5,830,284
JOHN HANCOCK CONTRACT GAC-8553 7.12% MATURES
9/30/99                                               5,912,766      5,519,759
JOHN HANCOCK CONTRACT GAC-9600 4.79% MATURES
6/1/01                                                5,019,909      5,024,000
NEW YORK LIFE INSURANCE CO. GA-30505 6.67%
MATURES  6/30/00                                      5,235,066      5,235,066
PACIFIC MUTUAL SEPARATE ACCOUNT GIC G-26219
 .78% MATURES 12/29/98                                 6,306,155      5,978,396
                                                     ----------     ----------
TOTAL INVESTMENT CONTRACTS WITH INSURANCE           $37,864,148    $39,344,781
COMPANIES                                            ==========     ==========

THE TOTAL CREDITING INTEREST RATE AND AVERAGE YIELD WERE APPROXIMATELY 5.3% IN 1998 AND 5.5% IN 1997.

8.  OTHER INVESTMENT CONTRACTS:

In December 1995 and 1996, the Plan allocated $10,000,000 and $10,500,000, respectively, of the Stable Asset Fund for investment in synthetic investment contracts. These contracts operate similarly to a guaranteed investment contract, except that the assets are held by the Primary
Trustee.   Under  these  contracts,  the  Plan has authorized Dwight  Asset
Management Company (the Manager) to make investment  decisions  as governed
by  the  Management  Guidelines  approved  by the Plan Administrator.   Two
separate  financially  responsible  third  parties   guarantee   that  plan
transactions within each of the contracts will be executed at contract value. As of December 31, 1998 and 1997, these investments are reported at contract value in the accompanying statement of master trust assets with fund information totaling $38,915,933 and $37,032,690, respectively, which approximates fair value (Note 9). The crediting interest rates for the two contracts are reset quarterly and are a function of the Manager's performance against an appropriate industry benchmark. In no event shall the crediting interest rate be less than 0%. The first contract, effective December 1995 and totaling $10,003,193, includes approximately $5 million of shares in a fund offered by PIMCO Capital Management with the remaining
$5 million of shares in a fund offered by Lotsoff Capital. At December 31, 1998 and 1997, the crediting interest rate was 5.79% and 6.41%, respectively. The second contract, effective December 1996 and totaling $28,912,740, includes a portfolio of AAA rated bonds consisting primarily of U.S. Government obligations, agency passthroughs and asset-backed securities. At December 31, 1998, the crediting interest rate was 7.11%.

9.  PORTLAND GENERAL HOLDINGS, INC. INVESTMENT TRUST - MASTER TRUST:

The Master Trust invests for the benefit of the PGH Pension Plan and this Plan. Units are purchased by these Plans based on the market value of units in the Master Trust. Income of the Master Trust is allocated to the Plan based on units of participation and is shown in the following statements of changes in master trust assets with fund information.

As of December 31, 1998, the participant directed investment funds shown in the following statements of master trust assets with fund information are comprised of funds in those investment options and funds from the premixed investment options, Model Portfolios A-E. The nonparticipant directed funds represent the portion of Master Trust assets held by the PGH Pension Plan. The following table summarizes the percentage of each participant directed investment option relative to the Plan's portion of the Master Trust fund balance on the following page. When these percentages are applied to the Plan investments in the Master Trust, they approximate the by-fund investments shown in Note 5.

                          Stable           Core    Aggressive
                          Assets   Bond    Equity    Equity    International
INVESTMENT OPTION          FUND    FUND     FUND      FUND      EQUITY FUND

  Stable Assets Fund       80.9%       -        -          -             -
  Bond Fund                   -     22.3%       -          -             -
  Balanced Fund               -     19.4%     5.8%         -             -
  Core Equity Fund            -        -     61.5%         -             -
  Aggressive Equity Fund      -        -        -       39.1%            -
  International Equity        -        -        -          -          18.9%
  Fund
  Portfolio A               2.2%     6.9%      .4%        .7%           .9%
  Portfolio B               2.7%     8.7%     1.2%       2.3%          3.0%
  Portfolio C               8.7%    25.9%     7.4%      13.5%         18.0%
  Portfolio D               5.5%    16.8%    15.2%      28.1%         37.5%
  Portfolio E                 -        -      8.5%      16.3%         21.7%
                        -------  ------- --------    -------       -------
  Total                   100.0%   100.0%   100.0%     100.0%        100.0%
                          =====    =====   ======      =====         =====

          STATEMENT OF MASTER TRUST ASSETS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1998

                             Retirement Savings Plan
                   ------------------------------------------

                        Participant     Participant      Participant     Participant     Participant
                         Directed         Directed         Directed       Directed         Directed
                          Stable           Bond           Core Equity    Aggressive      International
                        ASSETS FUND        FUND              FUND        EQUITY FUND      EQUITY FUND

ASSETS:
 Investments-
   At fair value:
   Common stock and
   shares in            $         -     $ 94,570         $154,580,905    $35,618,894     $29,524,925
 registered
  investment companies
  Insurance contracts    37,864,148            -                    -              -               -
  Preferred stock                 -            -                    -         25,818               -
  Convertible preferred
   stock                          -            -              445,247              -               -
  Corporate bonds         7,791,997   13,356,986                    -              -               -
  Corporate convertible
   bonds                          -            -                    -              -               -
  U.S. Government and
   agencies issues       28,489,854   11,411,946                    -              -               -
  Short-term
  investments            16,139,898      901,748            2,974,882      4,294,483             491
                            -------      -------             --------        -------       ---------
   Total investments     90,285,897   25,765,250          158,001,034     39,939,195      29,525,416

 Receivables-
  Accrued income            386,205      379,985              107,210         37,733               3
                            -------      -------             --------        -------       ---------
 Total receivables          386,205      379,985              107,210         37,733               3

                            -------      -------             --------        -------       ---------
 Total assets           $90,672,102  $26,145,235         $158,108,244    $39,976,928     $29,525,419
                         ==========   ==========          ===========     ==========      ==========


          STATEMENT OF MASTER TRUST ASSETS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1997

                              Retirement Savings Plan
                    ------------------------------------------

                        Participant     Participant      Participant     Participant     Participant
                         Directed         Directed         Directed       Directed         Directed
                          Stable           Bond          Core Equity     Aggressive      International
                        ASSETS FUND        FUND              FUND        EQUITY FUND      EQUITY FUND
ASSETS:
 Investments-
 At fair value:
 Common stock
 and shares in         $          -    $      2,215     $126,768,077    $ 38,955,941    $ 28,188,237
 registered
 investment companies
 Insurance
   contracts              39,344,781               -                -               -               -
 Preferred
  stock                            -               -                -               -               -
 Convertible preferred
  stock                            -               -          222,108               -               -
 Corporate bonds           6,083,282      10,455,759                -               -               -
 Corporate convertible
  bonds                            -               -                -               -               -
 U.S. Government and
  agencies issues         23,826,717      10,099,081                -               -               -
 Short-term
  investments             17,610,956         630,293        3,255,181       3,899,595          90,909

                             -------         -------         --------         -------       ---------
 Total
  investments             86,865,736      21,187,348      130,245,366      42,855,536       28,279,146

 Receivables-
  Accrued income             316,196         304,385          225,081          33,442          892,332
                             -------         -------         --------         -------        ---------
 Total receivables           316,196         304,385          225,081          33,442          892,332
                             -------         -------         --------         -------        ---------
 Total assets            $87,181,932     $21,491,733     $130,470,447     $42,888,978      $29,171,478
                          ==========      ==========      ===========      ==========       ==========

          STATEMENT OF MASTER TRUST ASSETS WITH FUND INFORMATION
                                (CONTINUED)

                          AS OF DECEMBER 31, 1998

                                 Pension Plan
                    --------------------------------------


                        Nonparticipant    Nonparticipant    Nonparticipant    Nonparticipant
                           Directed          Directed          Directed         Directed         Total
                             Bond              Core           Aggressive       International   Investment
                             FUND           EQUITY FUND       EQUITY FUND       EQUITY FUND      TRUST
ASSETS:
 Investments-
  At fair value:
  Common stock and shares
  in registered          $  1,327,655        $125,572,261      $ 59,175,966      $ 14,440,273    $420,335,449
    investment companies
  Insurance contracts               -                   -                 -                 -      37,864,148
  Preferred stock                   -                   -            61,682                 -          87,500
  Convertible preferred
   stock                    1,116,505             458,941                 -                 -       2,020,693
  Corporate bonds          28,742,435                   -                 -                 -      49,891,418
  Corporate convertible
   bonds                      682,000                   -                 -                 -         682,000
  U.S. Government and
   agencies issues         43,294,774                   -                 -                 -      83,196,574
  Short-term
   investments              2,599,794           1,892,460         7,544,498             1,961      36,350,215

                            ---------           ---------         ---------          --------       ---------
  Total investments        77,763,163         127,923,662        66,782,146        14,442,234     630,427,997

  Receivables-
   Accrued income             972,063              71,688            72,155                 8       2,027,050
                            ---------           ---------         ---------          --------       ---------
  Total  receivables          972,063              71,688            72,155                 8       2,027,050
                            ---------           ---------         ---------          --------       ---------
  Total assets            $78,735,226        $127,995,350       $66,854,301       $14,442,242    $632,455,047
                           ==========         ===========        ==========        ==========     ===========

          STATEMENT OF MASTER TRUST ASSETS WITH FUND INFORMATION
                                (CONTINUED)

                          AS OF DECEMBER 31, 1997

                                  Pension Plan
                     --------------------------------------


                        Nonparticipant    Nonparticipant    Nonparticipant    Nonparticipant
                           Directed          Directed          Directed         Directed         Total
                             Bond              Core           Aggressive       International   Investment
                             FUND           EQUITY FUND      EQUITY FUND       EQUITY FUND      TRUST
ASSETS:
 Investments-
 At fair value:
  Common stock and
  shares in              $    44,304       $116,827,316     $53,958,310       $14,574,392      $379,318,792
  registered
 investment companies
  Insurance contracts              -                  -               -                 -        39,344,781
  Preferred stock          1,211,544                  -               -                 -         1,211,544
  Convertible preferred
   stock                   1,839,524            262,923               -                 -         2,324,555
  Corporate bonds         26,734,270                  -               -                 -        43,273,311
  Corporate convertible
   bonds                     900,000                  -               -                 -           900,000
  U.S. Government and
   agencies issues        47,694,143                  -               -                 -        81,619,941
  Short-term
   investments             1,364,068          2,696,125       5,339,009          (555,368)       34,330,768
                           ---------          ---------       ---------          --------         ---------
  Total
   investments            79,787,853        119,786,364      59,297,319        14,019,024       582,323,692

  Receivables-
   Accrued income          1,154,096            223,392          45,250           555,859         3,750,033
                           ---------          ---------       ---------          --------         ---------
  Total
   receivables             1,154,096            223,392          45,250          555,859         3,750,033

                           ---------          ---------       ---------         --------         ---------
  Total assets           $80,941,949       $120,009,756     $59,342,569      $14,574,883      $586,073,725
                          ==========        ===========      ==========       ==========       ===========

     STATEMENT OF CHANGES IN MASTER TRUST ASSETS WITH FUND INFORMATION

                   FOR THE YEAR ENDED DECEMBER 31, 1998

                                    Retirement Savings Plan
                     -----------------------------------------------------
                              Participant     Participant     Participant      Participant      Participant
                               Directed         Directed       Directed         Directed          Directed
                                Stable            Bond           Core          Aggressive      International
                              ASSETS FUND         FUND        EQUITY FUND      EQUITY FUND      EQUITY FUND

INVESTMENT INCOME (LOSS):
 Net appreciation
 (depreciation) in fair      $         -      $  (300,000)     $ 26,847,950    $(4,191,389)      $ 1,465,777
  value of investments
  Interest                     5,659,831        1,978,431           211,569        276,894            10,020
  Dividends                           -               569         2,040,617        120,288         1,313,116
  Investment fees              (157,764)          (99,814)         (488,626)      (253,575)                -
                              ----------        ----------        ----------     ----------      -----------
  Total investment
   income (loss)               5,502,067        1,579,186        28,611,510     (4,047,782)        2,788,913
  Transfers (to) from
  other money managers
   Pension plan                        -                -                 -              -                 -
   Retirement
    savings plan              (2,011,897)       3,074,316          (973,713)     1,135,732        (2,434,972)
                              ----------       ----------        ----------     ----------       -----------
  Total funds (withdrawn)
   invested                   (2,011,897)       3,074,316          (973,713)     1,135,732        (2,434,972)
                              ----------       ----------        ----------     ----------       -----------
INCREASE (DECREASE)
 IN NET ASSETS                 3,490,170        4,653,502        27,637,797     (2,912,050)          353,941

NET ASSETS,
 beginning of year            87,181,932       21,491,733       130,470,447    42,888,978        29,171,478

                              ----------       ----------        ----------    ----------       -----------
NET ASSETS,
 end of year                 $90,672,102      $26,145,235      $158,108,244   $39,976,928       $29,525,419
                              ==========       ==========       ===========    ==========        ==========

      STATEMENT OF CHANGES IN MASTER TRUST ASSETS WITH FUND INFORMATION
                                 (CONTINUED)

                    FOR THE YEAR ENDED DECEMBER 31, 1998



                                  Pension Plan


                           Nonparticipant     Nonparticipant     Nonparticipant     Nonparticipant
                             Directed           Directed           Directed           Directed         Total
                               Bond              Core             Aggressive        International    Investment
                               FUND           EQUITY FUND         EQUITY FUND        EQUITY FUND       TRUST

INVESTMENT INCOME:
 Net appreciation
 (depreciation) in fair   $  562,762         $24,129,094         $(6,165,730)       $(3,422,830)     $38,925,634
 value of investments
  Interest                 5,026,600             156,615             511,142              2,174       13,833,276
  Dividends                        -           1,708,382             235,351            788,015        6,206,338
  Investment fees           (296,085)           (268,497)           (469,031)                         (2,033,392)
                           ----------          ----------          ----------        ----------       -----------
  Total investment
   income (loss)           5,293,277          25,725,594          (5,888,268)        (2,632,641)      56,931,856


 Transfers (to) from
 other money managers
  Pension plan            (7,500,000)        (17,740,000)         13,400,000          2,500,000       (9,340,000)
  Retirement
   savings plan                    -                   -                   -                  -       (1,210,534)

                          ----------          ----------          ----------         ----------       -----------
 Total funds (withdrawn)
  invested                (7,500,000)        (17,740,000)         13,400,000          2,500,000      (10,550,534)
                          ----------          ----------          ----------         ----------       -----------
INCREASE (DECREASE)
 IN NET ASSETS            (2,206,723)          7,985,594           7,511,732          (132,641)       46,381,322

NET ASSETS,
 beginning of year        80,941,949         120,009,756          59,342,569        14,574,883       586,073,725

                          ----------          ----------          ----------        ----------       -----------
NET ASSETS,
 end of year             $78,735,226        $127,995,350         $66,854,301       $14,442,242      $632,455,047
                          ==========         ===========          ==========        ==========       ===========

ALLOCATION OF THE ASSETS OF THE MASTER TRUST TO PARTICIPATING PLANS AT DECEMBER 31, 1998 AND 1997 ARE:

                                 1998       PERCENT       1997        PERCENT
Plan fund balance,        $311,204,568                 $258,615,927
beginning of year
Transfer (to) from
 other money managers       (1,210,534)                   2,561,799

Investment income           34,433,894                   50,026,842
                       ---------------              ---------------
Plan fund balance,
 end of year               344,427,928       54.46%     311,204,568      53.1%
Pension Plan fund
balance, end of year       288,027,119       45.54%     274,869,157      46.9%

                          ---------------   -------    ------------     ------
          Total           $632,455,047       100.0%    $586,073,725     100.0%
                           ===========       =====      ===========      ====

The net appreciation (depreciation) in the fair value of investments in the Master Trust by major investment category for the year ended December 31, 1998 is as follows:

Common stock and shares in
 Registered Investment Companies       $38,246,941
Preferred stock                           (185,330)
Corporate bonds                         (1,864,486)
U.S. government and agency issues        2,728,509
                                        ----------
          Total                        $38,925,634
                                        ==========

10.  PLAN TERMINATION:

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In January 1999, the Board of Directors agreed to merge the Portland General Holdings, Inc. Retirement Savings Plan into the Enron Savings Plan. The merger is effective July 1, 1999. On and after that date, the assets of the Portland General Savings Plan held under the Portland General Trusts will be transferred to the trustee of the Enron Trust under the Enron Savings Plan.

11.  RECONCILIATION TO FORM 5500:

As of December 31, 1998, the Plan had approximately $2,927,019 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

The following table reconciles the financial statements to the Form 5500 as filed by the Company for the plan year ended December 31, 1998:

                            Net Assets
                            Available for                    Net Assets Available
                            Plan Benefits     Benefits       For Plan Benefits
                                1998            Paid                1997
Per financial statements     $472,633,206     $19,681,712         $404,167,356
Plus- 1998 amounts pending
  distribution to
  participants                 (2,927,019)      2,927,019                    -
Less- 1997 amounts pending
  paid in 1998                          -      (2,530,332)          (2,530,332)
                              -----------      ----------         ------------
Per Form 5500                $469,706,187     $20,078,399         $401,637,024
                              ===========      ==========          ===========

                                                                 SCHEDULE I


                      PORTLAND GENERAL HOLDINGS, INC.

                          RETIREMENT SAVINGS PLAN


                              EIN 93-0925597

                               PLAN NO. 003

        ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          AS OF DECEMBER 31, 1998

                                 (Note 4)




 Identity of
   Issue,           Description of Investment,
  Borrower,         Including Maturity Date,
  LESSOR OR         RATE OF INTEREST, COLLATERAL, PAR
   SIMILAR          OR MATURITY VALUE                      Cost            Current Value
   PARTY
*Northern Trust     PGH Investment Trust - Master Trust    $218,611,452     $344,427,928
 Company            (19,599,472 units)

*Enron Corp.       Common Stock (2,104,942 shares)          42,069,717       120,113,253

*Northern Trust
 Company           COLTV Short-Term Investment Fund          1,783,625         1,783,625
                   (1,783,625 units)

*Wells Fargo Bank
                   Financial Square Prime                    1,110,778         1,110,778
                   (1,110,778 shares)

*Northern Trust
 Company           Noninterest-bearing cash                     50,498            50,498


*Plan
Participants       Participant loans, interest rates
                   from 5.75% to 6.00% maturing
                   from 1999 to 2003                         4,788,503         4,788,503

                   Total investments                      $268,414,573      $472,274,585

   *Represents a party-in-interest transaction as of December 31, 1998.


   NOTE:  Cost is calculated on a moving average cost basis.

       The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II


                        PORTLAND GENERAL HOLDINGS, INC.

                            RETIREMENT SAVINGS PLAN


                                EIN 93-0925597

                                 PLAN NO. 003

                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                   (Note 4)

SERIES OF TRANSACTIONS OF THE SAME ISSUE THAT EXCEED 5% OF NET PLAN ASSETS AT
THE BEGINNING OF THE YEAR:

                                            Purchases                       Sales
                                          --------------            -----------------------
Identity of
 PARTY                                      Number of       Purchase     Number of        Selling       Net Gain
INVOLVED        DESCRIPTION OF ASSET        TRANSACTIONS    PRICE        TRANSACTIONS     PRICE         OR (LOSS)

*Northern
Trust Company   COLTV Short-Term Investment
                Fund (a common and collective
                trust)                           588       $26,657,633        188        $25,913,140      $    -


*Represents a party-in-interest transaction for the year ended December 31, 1998.


NOTE:  Net gain or (loss) is calculated using a moving average cost.


         The accompanying notes are an integral part of this schedule.